UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES THE PROFIT DISTRIBUTION APPROVED BY THE GENERAL SHAREHOLDERS MEETING

Medellin, Colombia, March 16, 2016

The General Shareholders Meeting held today approved the profit distribution proposal that the Board of Directors of Bancolombia had submitted and which reflects the recommendations made by the Superintendence of Finance.

In Colombian Pesos - COP

Gross income 2015	2,700,499,959,862.70
Provisions for income tax	237,722,012,109.11
Net Profit 2015 Fiscal Year		2,462,777,947,753.59
Equity method for the year 2015		1,111,739,346,693.97
Profit before equity method		1,351,038,601,059.62
Plus retained earnings recorded in the opening balance sheet and carried over from fiscal years 2014 and 2015		55,426,961,893.99
Plus release of 2014 fiscal year reserves-Decreto 2336 de 1995		377,470,533,066.03
Plus release of provisions for the payment of preferred shares dividends		57,701,443,512
Total To be Paid Out		2,953,376,886,225.61
Minus release of 2014 fiscal year reserves - Decreto 2336 de 1995	421,730,330,357.39
Minus 2016 wealth tax	123,003,856,000.00
Minus retained earnings recorded in the opening balance sheet and carried over from fiscal years 2014 and 2015	55,426,961,893.99
Minus legal reserve for 2015 fiscal year profits	1,498,997,942,734.23
For the payment of a dividend in respect of 509,704,584 common shares and 452,122,416 preferred shares, subscribed and paid as of December 31, 2015, in the amount of COP $888.12 per share, to be paid as follows: $222.03 per share and per quarter on April 1 2016, July 1, 2016, October 3, 2016 and January 2, 2017.	854,217,795,240.00

TOTALS	2,953,376,886,225.61	2,953,376,886,225.61

Each ex-dividend period will be the period beginning 4 trading days before each payment date through such payment date, as follows:

Ex dividend date	Payment date
March 28, 2016	April 1, 2016
June 27, 2016	July 1, 2016
September 27, 2016	October 3, 2016
December 27, 2016	January 2, 2017

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: March 16, 2016	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance